UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
6719
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2005

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition
Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Odyssey Re Holdings Corp.

Full Name of Registrant
N/A

Former Name if Applicable
300 First Stamford Place

Address of Principal Executive Office (Street and Number)
Stamford, CT 06902

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi annual report, transition report on Form 10 K, Form 20 F, Form 11 K, Form N SAR or Form N CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
In its Report on Form 8-K dated February 10, 2006, and the press release attached thereto, Odyssey Re Holdings Corp. (the “Company”) announced that it is restating its financial results for the years 2001 through 2004, and for the nine months ended September 30, 2005. The purpose of the restatement is to correct for accounting errors associated with reinsurance contracts entered into by the Company between 1998 and 2004. The Company’s decision to restate its financial results resulted from its internal review of contracts with finite characteristics and it is possible that further adjustments will be made to the Company’s financial results.
In connection with its previously announced restatement of its financial results for the years 2001 through 2004, and the nine months ended September 30, 2005, the Company requires additional time to complete the year-end process. The Company expects to file its 2005 Annual Report on Form 10-K in the next 30 days. In conjunction with the completion of its 2005 Annual Report, management will complete its assessment of internal controls.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Donald L. Smith, Esq.	203	977-8000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its February 9, 2006 press release, which was furnished as an exhibit to the Company’s Report on Form 8-K filed with the Commission on February 10, 2006, the Company reported its 2005 earnings, identifying the anticipated changes in the Company’s results of operations from the corresponding prior year. The Company will experience a net loss for the year ended December 31, 2005, as compared to net income for the year ended December 31, 2004.

Odyssey Re Holdings Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By /s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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